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[redacted]

June 2, 2008

Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention: Mary Cascio

RE: Wolters Kluwer N.V.: Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 File No. 82-2683

Dear Ms. Cascio:

On behalf of Wolters Kluwer N.V. (the "Company"), and in connection with the Company's exemption pursuant to Rule 12g3-2(b) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), please find attached a copy of the press release issued by the Company on June 2, 2008.

This information is being furnished under paragraph (b)(1)(i) of Rule 12g3-2 under the Exchange Act with the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act.

Please call the undersigned at 212-735-2583 or Maarten Thompson of the Company at +31 20 60 70 400 if you have any questions regarding the enclosures.

Robert M. Chilstrom /M.O./
Robert M. Chilstrom

cc: Maarten Thompson

File No. 82-2683

Wolters Kluwer

RECEIVED

2008 JUN -2 P 9:15

PRESS RELEASE

Contact:

Caroline Wouters
Vice President,
Corporate Communications
Wolters Kluwer nv
+ 31 (0)20 6070 459
press@wolterskluwer.com

Kevin Entricken
Vice President,
Investor Relations
Wolters Kluwer nv
+ 31 (0)20 6070 407
ir@wolterskluwer.com

Wolters Kluwer Presents Donation to Red Cross Society of China

Donation of US $110,000 presented in support of disaster relief efforts in China's Sichuan Province

Beijing (June 2, 2008) - Wolters Kluwer, a leading global information services and publishing company, presented today a company-wide donation to the Red Cross Society of China in support of relief efforts following the earthquake in south-west China. The donation was presented by David Lampert, CEO Wolters Kluwer Asia Pacific, to the Red Cross Society of China's director, Wang Shitao, in Beijing, China.

The company-wide donation campaign was set up following a local employee initiative at the Wolters Kluwer offices in China, in response to the earthquake that struck the Sichuan Province earlier in May. Together with employees in China and worldwide, the company donated US $110,000 (RMB 762,300) to the Red Cross Society of China today.

The employee donation campaign will continue until the end of June. An additional donation will be made to the Red Cross Society of China in July.

As global information provider, the company is committed to meet its corporate social responsibilities in the markets it operates. This donation to the Red Cross Society of China is part of that commitment. Wolters Kluwer has been in China for over 22 years, and offers critical tax, legal and medical information and services to its customer segments in the tax, accounting, legal and health care markets. For more information on Wolters Kluwer's sustainable activities, see www.wolterskluwer.com/2007SER. For more information on the company's activities in China, visit www.wolterskluwer.com.

A photo of the presentation can be obtained from info@wolterskluwer.com in both high and low resolution.

Wolters Kluwer



Pictured (left to right) are Dorian Liu(CCH China), Sabrina He (CCH China), David Lampert (President Wolters Kluwer Asia Pacific), Wang Shitao (Director, Red Cross Society of China), Rebecca Gong (CCH China), and Elaine Ma (CCH China).

About Wolters Kluwer
Wolters Kluwer is a leading global information services and publishing company. The company provides products and services globally for professionals in the health, tax, accounting, corporate, financial services, legal, and regulatory sectors. Wolters Kluwer has annual revenues (2007) of €3.4 billion, maintains operations in over 33 countries across Europe, North America, and Asia Pacific and employs approximately 19,500 people worldwide. Wolters Kluwer is headquartered in Amsterdam, the Netherlands. Its shares are quoted on the Euronext Amsterdam (WKL) and are included in the AEX and Euronext 100 indices. Visit www.wolterskluwer.com for information about our market positions, customers, brands, and organization.

Forward-looking Statements
This press release contains forward-looking statements. These statements may be identified by words such as "expect," "should," "could," "shall," and similar expressions. Wolters Kluwer cautions that such forward-looking statements are qualified by certain risks and uncertainties that could cause actual results and events to differ materially from what is contemplated by the forward-looking statements. Factors which could cause actual results to differ from these forward-looking statements may include, without limitation, general economic conditions; conditions in the markets in which Wolters Kluwer is engaged; behavior of customers, suppliers, and competitors; technological developments; the implementation and execution of new ICT systems or outsourcing; and legal, tax, and regulatory rules affecting Wolters Kluwer's businesses, as well as risks related to mergers, acquisitions, and divestments. In addition, financial risks such as currency movements, interest rate fluctuations, liquidity, and credit risks could influence future results. The foregoing list of factors should not be construed as exhaustive. Wolters Kluwer disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

END